As filed with the U.S. Securities and Exchange Commission on September 24, 2010
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

ELSTER GROUP SE
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer’s name into English)
FEDERAL REPUBLIC OF GERMANY
(Jurisdiction of incorporation or organization of issuer)
DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)
60 Wall Street
New York, New York 10005
(212) 602-1044
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
John D. Bluth
Elster Solutions, LLC
208 South Rogers Ln
Raleigh, NC 27610-2144
(919) 212-4700
(Address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Ward A. Greenberg Cleary Gottlieb Steen & Hamilton LLP Main Tower, Neue Mainzer Strasse 52 60311 Frankfurt Am Main, Germany +49 69 97 103 0	Raymond Fisher, Esq. Linklaters LLP 1345 Avenue of the Americas New York, New York 10105 (212) 903-9146

It is proposed that this filing become effective under Rule 466:
(Check appropriate box)
☐ immediately upon filing.
☐ on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box: ☑
CALCULATION OF REGISTRATION FEE

		Proposed Maximum
Title of each Class of	Amount to be	Offering Price	Proposed Maximum Aggregate	Amount of
Securities to be Registered	Registered	Per Unit(1)	Offering Price(2)	Registration Fee
American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”), each representing one-fourth of a common share of Elster Group SE	100,000,000 ADSs	$5.00	$5,000,000	$356.50

(1)	Each unit represents one hundred (100) ADSs.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission (the “Commission”), acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS
     The prospectus consists of the proposed form of ADR included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.
Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
Cross-Reference Sheet

Item Number and Caption		Location in Form of ADR Filed Herewith as Prospectus
1.	Name of Depositary and address of its principal executive office:	Face of ADR, introductory Article.

2.	Title of ADRs and identity of deposited securities:	Face of ADR, top center and introductory paragraph.

Terms of Deposit:

(a)	Amount of deposited securities represented by one unit of ADRs:	Face of ADR, upper right corner and introductory paragraph.

(b)	Any procedure for voting the deposited securities:	Articles (14), (15) and (19).

(c)	Procedure for collecting and distributing dividends:	Articles (2), (8), (9), (13), (14), (16), and (22).

(d)	Procedures for transmitting notices, reports and proxy soliciting material:	Articles (13), (14), (15), (17), (19), (20), (21), (22) and (24).

(e)	Sale or exercise of rights:	Articles (1), (9), (13), (14) and (15).

(f)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization:	Articles (2), (3), (6), (8), (10), (13), (16) and (17).

(g)	Amendment, extension or termination of the deposit arrangements:	Articles (21) and (22) (no provision for extensions).

(h)	Rights of holders of ADRs to inspect the transfer books of the depositary and the list of holders of ADRs:	Article (12).

(i)	Restrictions on the right to transfer or withdraw the underlying securities:	Articles (2), (4), (6), (7), (8), (9) and (23).

(j)	Any limitation on the depositary’s liability:	Articles (10), (16), (18), (19) and (22).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADRs:	Articles (2), (9) and (21).

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus
The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the depositary.
Article (12).

PROSPECTUS
The Prospectus consists of the form of American Depositary Receipt included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. EXHIBITS
(a)	Form of Deposit Agreement, including the Form of ADR, among Elster Group SE, as Issuer, Deutsche Bank Trust Company Americas, as Depositary, and all Holders and Beneficial Owners of ADSs evidenced by ADRs issued thereunder. – Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereby or the custody of the deposited securities represented thereby. – None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

(d)	Opinion of Linklaters LLP, counsel for the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.
Item 4. UNDERTAKINGS
(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, acting solely on behalf of the legal entity to be created by the Deposit Agreement, by and among Elster Group SE, Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners from time to time of ADSs to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 24, 2010.

Legal entity to be created by the Deposit Agreement for the issuance of ADSs for common shares of Elster Group SE.

Deutsche Bank Trust Company Americas, as Depositary,

By:	/s/ Chris Konopelko
	Name:	Chris Konopelko
	Title:	Vice President

By:	/s/ James Kelly
	Name:	James Kelly
	Title:	Vice President

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, Elster Group SE certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Essen, Germany, on September 24, 2010.

Elster Group SE,
By:	/s/ Christoph Schmidt-Wolf
	Name:	Christoph Schmidt-Wolf
	Title:	Chief Financial Officer

By:	/s/ Thomas Preute
	Name:	Thomas Preute
	Title:	Chief Legal Officer

POWERS OF ATTORNEY
     We, the undersigned officers and directors of Elster Group SE, hereby severally constitute and appoint Simon Beresford-Wylie, Christoph Schmidt-Wolf and Thomas Preute, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on September 24, 2010.

By:	/s/ Simon Beresford-Wylie
	Name:	Simon Beresford-Wylie
	Title:	Principal Executive Officer and Member of the Administrative Board

By:	/s/ Christoph Schmidt-Wolf
	Name:	Christoph Schmidt-Wolf
	Title:	Principal Financial Officer and Principal Accounting Officer

By:	/s/ Gregor Hilverkus
	Name:	Gregor Hilverkus
	Title:	Member of the Administrative Board

By:	/s/ Steven Koltes
	Name:	Steven Koltes
	Title:	Member of the Administrative Board

By:	/s/ Marc Strobel
	Name:	Marc Strobel
	Title:	Member of the Administrative Board

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT IN THE UNITED STATES
Pursuant to the Securities Act of 1933, as amended, this registration statement has been signed by the undersigned in his/her capacity as the duly authorized representative of the registrant in the United States on September 24, 2010.

Elster Solutions, LLC,
By:	/s/ John D. Bluth
	Name:	John D. Bluth
	Title:	Vice President, Investor Relations and Group Communications For and on behalf of Elster Solutions, LLC the Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit	Document
(a)
Form of Deposit Agreement, including the Form of ADR, among Elster Group SE, as Issuer, Deutsche Bank Trust Company Americas, as Depositary, and all Holders and Beneficial Owners of ADSs evidenced by ADRs issued thereunder.

(d)	Opinion of Linklaters LLP, as counsel to the Depositary, as to the legality of the securities to be registered.